[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]
February 16, 2009
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ohio National Variable Account A (File No. 811-1978)
485(a) File No. 333-86603 (ONcore Xtra)
485(a) File No. 333-43513 (ONcore Value)
485(a) File No. 333-43515 (ONcore Premier)
485(a) File No. 333-52006 (ONcore Lite)
485(a) File No. 333-43511 (ONcore Flex)
485(a) File No. 333-134288 (ONcore Ultra)
485(a) File No. 333-134982 (ONcore Wrap)

National Security Variable Account N (File No. 811-10619)
485(a) File No. 333-125856 (NScore Premier)
485(a) File No. 333-76350 (NScore Xtra)
485(a) File No. 333-76352 (NScore Lite)
485(a) File No. 333-131513 (NScore Value)
Ladies and Gentlemen:
In our recent 485(a) post-effective amendment filings for the above-referenced registration statements, we made several changes to the variable annuity prospectuses. There are essentially two sets of changed prospectuses. Within each set of changed prospectuses, the changes are similar across all the prospectuses. The first set of changed prospectuses is ONcore Value (333-43513) and ONcore Lite (333-52006). The second set of changed prospectuses is all the other 485(a) post-effective amendment filings.
For the first set of changed prospectuses, you can use ONcore Value (333-43513) as a template. The following shows the primary changed sections (with references to the applicable page numbers in the typeset courtesy copies) in the ONcore Value and ONcore Lite prospectuses:

Product/ SEC File No.
Sections changed	ONcore Value 333-43513	ONcore Lite 333-52006
Glossary	p. 5	p. 5
Fee Table	pp. 6-7	pp. 6-7
Investment Restrictions for Certain Optional Riders	pp. 11-14	pp. 11-14
Optional Asset Allocation Models	pp. 14-16	pp. 14-15
Charges for Optional Benefits	pp. 18-19	pp. 17-19
Optional Death Benefit Riders	pp. 27-34	pp. 27-35
Optional Guaranteed Minimum Income Benefit Riders	pp. 36-43	37-44
Summary of Optional Living Benefit Riders (new section)	pp. 46-48	47-49

Please note that the sections “Guaranteed Account” and “Ohio National Life Employee Discount” are marked as changed because they have been moved within the prospectuses, not because of any language changes. Also, note that the “Optional Guaranteed Principal Access (“GPA”)” section has been marked as all new because it has been moved within the prospectus. The only change in the GPA section is to reference that the rider is not currently available in the first paragraph. The “Optional Guaranteed Principal Protection (“GPP”)” section is also marked as all new because it has been moved within the prospectus. The only change in the GPP section is a change in the rider charge.
For the second set of changed prospectuses, you can use ONcore Premier (333-43515) as a template. The following shows the primary changed sections (with references to the applicable page numbers in the typeset courtesy copies) in the ONcore Premier and other ONcore prospectuses (other than ONcore Lite and ONcore Value) and all NScore prospectuses:

Product/ SEC File No.
	ONcore	ONcore	ONcore	ONcore	ONcore Ultra
	Premier	Xtra	Flex	Wrap	333-134288
Sections changed	333-43515	333-86603	333-43511	333-134982
Glossary	p. 5	p. 5	p. 5	p. 5	p. 5
Fee Table	pp. 6-7	pp. 6-7	pp. 6-7	pp. 6-7	pp. 6-7
Ohio National Variable Account A	p. 10	p. 11	p. 10	p. 9	p. 9
Investment Restrictions for Certain Optional Riders (new section)	pp. 11-14	pp. 12-14	pp. 11-14	pp. 11-13	pp. 10-12
Optional Asset Allocation Models	pp. 14-15	pp. 15-16	pp. 14-15	pp. 13-14	pp. 13-14
Charges for Optional Benefits	pp. 18-19	pp. 19-20	pp. 17-18	pp. 16-18	pp. 16-17
Allocation of Purchase Payments	p. 20	p. 22	p. 20	p. 19	p. 19
Scheduled Transfers (Dollar Cost Averaging)	p. 24	p. 26	pp. 23-24	p. 23	pp. 22-23
Basic Death Benefit	pp. 26-27	pp. 28-30	pp. 25-26	pp. 24-26	pp. 24-25
Optional Death Benefit Riders	pp. 27-34	pp. 30-36	pp. 26-32	pp. 26-32	pp. 25-31
Optional Guaranteed Minimum Income Benefit Riders	pp. 36-41	pp. 38-43	pp. 34-40	pp. 34-40	pp. 33-38
Summary of Optional Living Benefit Riders (new section)	pp. 44-45	pp. 46-47	pp. 43-44	pp. 43-44	pp. 41-42

Product/ SEC File No.
	NScore Premier	NScore Xtra	NScore Lite	NScore Value
Sections changed	333-125856	333-76350	333-76352	333-131513
Glossary	p. 5	p. 5	p. 5	p. 5
Fee Table	pp. 6-7	pp. 6-7	pp. 6-7	pp. 6-7
Variable Account N	p. 10	p. 10	p. 10	p. 10
Investment Restrictions for Certain Optional Riders (new section)	pp. 11-14	pp. 11-14	pp. 11-13	pp. 11-14
Optional Asset Allocation Models	pp. 14-15	pp. 14-15	pp. 14-15	pp. 14-15
Charges for Optional Benefits	pp. 18-19	pp. 18-19	pp. 17-18	pp. 17-19
Allocation of Purchase Payments	p. 20	pp. 21-22	p. 20	p. 20
Scheduled Transfers (Dollar Cost Averaging)	p. 24	p. 25	p. 24	p. 24
Basic Death Benefit	pp. 26-27	pp. 27-28	pp. 26-27	pp. 26-27
Optional Death Benefit Riders	pp. 27-34	pp. 29-34	pp. 27-33	pp. 27-33
Optional Guaranteed Minimum Income Benefit Riders	pp. 36-41	pp. 36-42	pp. 35-41	pp. 36-41
Summary of Optional Living Benefit Riders	pp. 44-45	pp. 45-46	pp. 44-45	pp. 44-45
Please note that the sections “Guaranteed Account,” “Ohio National Life Employee Discount” (in ONcore prospectuses) and “National Security Employee Discount” (in NScore prospectuses) are marked as changed because they have been moved within the prospectuses, not because of any language changes. Also, note that the “Optional Guaranteed Principal Access (“GPA”)” section has been marked as all new because it has been moved within the prospectus. The only change in the GPA section is to reference that the rider is not currently available in the first paragraph. The “Optional Guaranteed Principal Protection (“GPP”)” section is also marked as all new because it has been moved within the prospectus. The only change in the GPP section is a change in the rider charge.
In addition to the above changes, in both sets of changed prospectuses dates, available funds and certain other information have been updated.
Should you have any questions or comments, please contact me at (513) 794-6278.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel

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